July 26, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Cecilia Blye, Chief
Office of Global Security Risk

Re:	Guess?, Inc.
Form 10-K for the Fiscal Year Ended February 2, 2019
Filed March 29, 2019
File No. 1-11893

Dear Ms. Blye,

On behalf of Guess?, Inc. (which we refer to as “we” or the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated July 18, 2019, regarding the Company’s above-referenced Form 10-K (the “Form 10-K”). Set forth below is the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments precedes the corresponding response.

Comment:

General

1.
In your letter to us dated July 14, 2015, you discussed contacts with Syria and Sudan. Guess Watches’ website identifies Allied Business Co. in Damascus, Syria in the Global Contacts section. As you know, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. sanctions and/or export controls. Your Form 10-K does not provide disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan since the 2015 letter, including contacts with their governments, whether through subsidiaries, licensees, distributors, affiliates, or other direct or indirect arrangements.

Response:
Since our letter of July 14, 2015 to the Staff (the “2015 Letter”), the Company has identified no additional past or current contacts with Sudan or Syria, including contacts with their governments, whether through subsidiaries, licensees, distributors, affiliates, or other direct or indirect arrangements, and there are no plans for any such contacts in the future. The 2015 Letter outlined the following arrangements, which still exist.

The Company’s worldwide licensee (the “Licensee”) for the manufacture and distribution of watches (the “Licensee Products”) operates the Guess Watches website referenced in the Staff’s comment. The rights granted to the Licensee under its license are explicitly limited by and subject to all applicable law. As discussed in the 2015 Letter, the Licensee continues to list Allied Business Co. (the “Former Distributor”) in Damascus, Syria in the Global Contacts section of its website so that customers in Syria that purchased a Licensee Product with up to a ten-year warranty prior to the wind-down of operations in Syria in late 2011 and early 2012 may have their Licensee Products serviced by the Former Distributor under the warranty. There have been no sales of Licensee Products in Syria since 2012 and the Former Distributor’s provision of warranty services for the Licensee Products is the extent of the Licensee’s contact with Syria for the Licensee Products. The Company does not receive any revenue, make any payments or have any other obligations with respect to such warranty arrangements.
U.S. economic sanctions policy allows U.S. companies to protect their intellectual property in countries subject to U.S. economic sanctions, even where such rules temporarily restrict trade. Consistent with that policy, and as expressly authorized under the Syrian Sanctions Regulations (31 CFR §542.520) and as permitted under current U.S. regulations governing trade with Sudan, the Company has periodically engaged and plans to continue to engage the services of local law firms for the limited purpose of protecting the Company’s intellectual property portfolio in Syria and Sudan.

Comment:

2.
Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of any revenues, assets and liabilities associated with Syria and Sudan for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Response:
The Company believes that its minimal contacts with Syria and Sudan, as described in the Company’s response to the Staff’s comment (1) above, are insignificant and not material to investors. In quantitative terms, the Company has not identified any assets, liabilities or revenues during the last three fiscal years and the subsequent interim period related to business contacts in Sudan or Syria. In qualitative terms, the Company does not believe that (a) the ongoing watch warranty arrangements for customers in Syria by the Former Distributor of the Company’s Licensee or (b) the periodic engagement of local law firms in Sudan and Syria to ensure the continued protection of the Company’s intellectual property portfolio in those countries, as expressly permitted by law, would be deemed by a reasonable investor to be important in making an investment decision concerning the Company or would otherwise negatively impact investor sentiment toward the Company.

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In connection with the above comments and our response, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned by phone at (213) 765-3504, by facsimile at (213) 765-5927 or by email at sreddy@guess.com with any questions or comments regarding this letter.

Very truly yours,

/s/ Sandeep Reddy
Sandeep Reddy
Chief Financial Officer
Guess?, Inc.

cc:	Jennifer Hardy
U.S. Securities and Exchange Commission

John Reynolds
U.S. Securities and Exchange Commission

Jason T. Miller
General Counsel
Guess?, Inc.

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